ASX

MARKET RELEASE

23 November 2016

Mission NewEnergy Limited

TRADING HALT

The securities of Mission NewEnergy Limited (the "Company") will be placed in Trading Halt Session State at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in Trading Halt Session State until the earlier of the commencement of normal trading on Monday 28 November 2016 or when the announcement is released to the market.

Security Code: MBT

Chris Bailey
Listings Compliance (Perth)

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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23 November 2016

Trading Halts / Mr Chris Bailey
Australian Securities Exchange
By email: tradinghaltsperth@asx.com.au; chris.bailey@asx.com.au

Trading Halt Request

Mission NewEnergy Ltd (Mission) hereby requests a trading halt of its securities with immediate effect.

In accordance with listing rule 17.1, Mission advises:

- The trading halt is requested pending a market announcement regarding a material acquisition of a new business by the Group;
- The event Mission expects will end the trading halt is an announcement by Mission to the ASX in relation to the matter referred to above, which is expected to be no later that the opening of trading on Monday, 28th November 2016;
- Mission is not aware of any reason why the trading halt should not be granted; and
- Mission is not aware of any other information necessary to inform the market about the trading halt.

If you have any queries in relation to this matter, please don't hesitate to contact me.

Yours faithfully

Guy Burnett
Company Secretary